Exhibit 99.1

March 26, 2019	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Aeterna Zentaris Inc.	Amended
Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 20, 2019
Record Date for Voting (if applicable) :	March 20, 2019
Beneficial Ownership Determination Date :	March 20, 2019
Meeting Date :	May 08, 2019
Meeting Location (if available) :	Montreal, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	007975402	CA0079754028

Sincerely,

Computershare
 Agent for Aeterna Zentaris Inc.